[JONES WALKER LOGO]
J. Andrew Gipson Direct Dial: 601-949-4789 Direct Fax: 601-949-8658 agipson@joneswalker.com

May 1, 2013

Via email: lind@sec.gov

Christian Windsor, Esq.
David Lin, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc.; Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2013; File No. 000-22507

Dear Mr. Windsor:

Amendment No. 2 to the PRE 14A for The First Bancshares, Inc. (the “Company”) is being filed today through the EDGAR filing system.  For your convenience, enclosed are two paper copies of Amendment No. 1 to the PRE 14A (without exhibits), and two marked copies of Amendment No. 2 to the PRE 14A (without exhibits).  Amendment No. 2 is submitted in response to the SEC's comment letter dated April 22, 2013 and addresses the following additional items:

Proposal 4 – Approval of the Issuance of Shares of Common Stock . . .

1.           We have revised the proxy statement to expand the incorporation by reference in the proxy statement of portions of the Company’s Form 10-K for the fiscal year ended December 31, 2012, in accordance with Item 14(c)(1) of Schedule 14A.

2.           The Company is providing a representation letter, attached hereto, regarding the anticipated effect of the acquisition of First National Bank of Baldwin County on the consolidated income statements of the Company and/or The First, A National Banking Association.

Please contact me if you have questions or need additional information.

Sincerely,

J. Andrew Gipson